UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:			Date Examination completed:
811-05878			December 19, 2022

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Value Investors Trust

Franklin Mutual U.S. Mid Cap Value Fund (formerly, Franklin Mutual U.S. Value Fund)
Franklin MicroCap Value Fund
Franklin Small Cap Value Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

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Report of Independent Registered Public Accounting Firm

The Board of Trustees of Franklin Value Investors Trust

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that Franklin Value Investors Trust (“the Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 2022.  Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements).  Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (“AICPA”). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of the Trust and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our examination engagement. We have complied with such independence and other ethical requirements and applied the AICPA’s Statements on Quality Control Standards.

Included among our procedures were the following tests performed as of August 31, 2022 and with respect to agreement of security purchases and sales, for the period from August 1, 2022 (the date of our last examination) through August 31, 2022:

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•         Confirmation of all securities held by Franklin Templeton Investor Services, Inc., transfer agent, in book entry form, without prior notice to management;

•         Reconciliation of all such securities to the books and records of the Trust;

•         Agreement of 15 security purchases and 15 security sales, since our last report, from the books and records of the Trust to the transfer agent confirmation and third-party bank statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2022, with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                           /s/ Ernst & Young LLP

Boston, MA

December 19, 2022

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Report of Management on Compliance with

Certain Provisions of the Investment Company Act of 1940

We, as members of management of Franklin Value Investors Trust (“the Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies”, of the Investment Company Act of 1940 (“the Act”).  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2022, and for the period from August 1, 2022 through August 31, 2022.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2022, and for the period from August 1, 2022 through August 31, 2022, with respect to securities reflected in the investment accounts of the Trust.

By:

/s/ Christopher Kings

     Christopher Kings

Chief Financial Officer, Chief Accounting Officer and Treasurer

Date:  12/19/2022

/s/ Matthew T. Hinkle

     Matthew T. Hinkle

Chief Executive Officer – Finance and Administration

Date:     12/19/2022 Appendix A: List of FVIT Funds

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1.  Franklin Mutual U.S. Mid Cap Value Fund (formerly, Franklin Mutual U.S. Value Fund)

2.  Franklin Microcap Value Fund

3.  Franklin Small Cap Value Fund

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